SUB-ITEM 77C:  Submission of matters to a vote of
security holders.
(a)	Pursuant to a Consent of Sole Shareholder of
the Large Cap Value Fund dated October 7,
2005, Turner Investment Partners, Inc., as sole shareholder, approved the following matter with regards to the Large Cap Value
Fund: the form, terms and provisions of the Investment Advisory Agreement between Turner
Funds and Turner Investment Partners, Inc.
with respect to the Large Cap Value Fund.